February 3, 2011

Via EDGAR

Robert Telewicz

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Impac Mortgage Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File No. 1-14100

Dear Mr. Telewicz:

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), we hereby transmit to you the following responses to the Staff’s comment letter, dated January 13, 2011, in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”).  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-interest Income, page 49

1.                                       Comment:  We have reviewed your response to our prior comment 1.  Please enhance your disclosures to include a robust discussion of the valuation models used to value your level three assets and liabilities including a discussion of the assumptions used in the valuations, the methods used by managements to determine the reasonableness of the assumptions, and the effects the company’s own credit rating had on the calculations of fair value.

Response:  We note your comment and propose the following additional disclosure to be included in our Form 10-K for the year ended December 31, 2010. The proposed disclosure will be included in our Management Discussion and Analysis of Financial Condition and Results of Operations in the subsection “Long-term mortgage portfolio” (see page 29 of our 2009 Form 10-K) as follows:

The Company securitized mortgage loans by transferring originated residential single family mortgage and multifamily commercial loans (the “transferred assets”) into non-recourse bankruptcy remote trusts which in turn issued tranches of bonds to investors supported only by the cash flows of the transferred assets. Because the assets and liabilities in the securitizations are non-recourse to the Company, the bondholders cannot look to the Company for repayment of their bonds in the event of a shortfall. These securitizations were structured to include interest rate derivatives. The Company retained the residual interest in each trust, and in most cases would perform the master servicing. A trustee and servicer, unrelated to us, would be named for each securitization.  As the cash flows from the loans (the loan payments and liquidation of foreclosed real estate properties) are collected by the loan servicer, they are remitted by the servicer to the trustee who remits payments to the bondholders (investors). The servicer collects loan payments and performs loss mitigation activities for defaulted loans. These activities include foreclosing on properties securing defaulted loans, which results in real estate owned (REO).

In accordance with GAAP, the Company is required to consolidate all but one of these trusts (as the Company is not the master servicer) on our statement of financial condition and results of operations. For the one trust the Company did not consolidate, the residual interest is reported as investment securities available-for-sale.  For the trusts the Company did consolidate, the loans are included in the statement of financial condition as “securitized mortgage collateral”, the foreclosed loans are included in the statement of financial condition as “real estate owned” and the various bond tranches owned by investors are included in the statement of financial condition as “securitized mortgage borrowings”.  Any interest rate derivatives remaining in the trusts are included in our statement of financial condition as “derivative assets” or “derivative liabilities”, respectively. To the extent there is excess overcollateralization (as defined in the securitization agreements) in these securitization trusts, the Company receives cash flows from the excess interest collected monthly from the residual interest the Company owns. Because (i) the Company elected the fair value option on the securitized mortgage collateral, securitized mortgage borrowings and derivative assets/liabilities, and (ii) real estate owned is reflected at net realizable value (which approximates fair market value), the net of the trust assets and trust liabilities represents the estimated fair value of what the Company owns — the residual interests.

To estimate fair value of the assets and liabilities within the securitization trusts each reporting period, management uses an industry standard valuation and analytical model that is updated monthly with current collateral, real estate, derivative, bond and cost (servicer, trustee, etc.) information for each securitization trust.  The Company employs an internal process to validate the accuracy of the model as well as the data within this model. Forecasted assumptions, sometimes referred to as “curves,” for defaults, loss severity, interest rates (LIBOR) and prepayments are input into the valuation model for each securitization trust. The Company hires third party experts to provide forecasted curves for the aforementioned assumptions for each of the securitizations. Before inputting this information into the model, management employs a process to qualitatively and quantitatively review the assumption curves for reasonableness using other information gathered from the mortgage and real estate market (i.e. third party home price indices, published industry reports discussing regional mortgage and commercial loan performance and delinquency) as well as actual default and foreclosure information for each trust from the respective trustees.

The Company uses the valuation model to generate the expected cash flows to be collected from the trust assets and the expected required bondholder distribution (trust liabilities). To the extent that the trusts are overcollateralized, the Company receives the excess interest as the holder of the residual interest. The information above provides us with the future expected cash flows for the securitized mortgage collateral, real estate owned, securitized mortgage borrowings, derivative assets/liabilities, and the residual interests.

To determine the discount rates to apply to these cash flows, the Company gathers information from the bond pricing services and other market participants regarding estimated investor required yields for each bond tranche. Based on that information and the collateral type and vintage, the Company determines an acceptable range of expected yields an investor would require including an appropriate risk premium for each bond tranche.  The Company uses the blended yield of the bond tranches together with the residual interests to determine an appropriate yield for the securitized mortgage collateral in each securitization (after taking into consideration any derivatives in the securitization).

Comment: Additionally, please address the following items:

•                                          Explain to us why the valuations of securities mortgage collateral and securitized mortgage borrowings both results in gains for the year ended December 31, 2009.  In your response, tell us how the company’s own credit ratings factored into the valuation of securitized mortgage borrowings.

Response: All numbers discussed in the paragraph below are in thousands to be consistent with the presentation in 2009 Form 10-K.

The securitized mortgage collateral and securitized mortgage borrowings resulted in gains within the Level 3 recurring fair value measurements table for the year ended December 31, 2009, in the amounts of $27,804 and $254,007, respectively.  However, the table as presented does not include all components of the securitization trusts, such as real estate owned. REO is excluded from the table because it is subject to a non-recurring fair value measurement and accordingly, is included in a separate table. For the year ended December 31, 2009, the valuation change of REO resulted in a loss of $218,157. A complete view of the change in fair value of the securitization trusts would also include losses from REO. When added to the table, the trust assets would reflect a net loss of $186,704 ($218,157 minus $31,453) as a result of losses from REO of $218,157 offset by gains from other trust assets of $31,453.  Correspondingly, net gains on trust liabilities were $199,709 ($254,007 minus $54,298) resulting in a net gain from trust assets and liabilities of $13,005 ($199,709 minus $186,704).  Because we believe an investor may be confused by separating Level 3 fair value disclosures between recurring and non-recurring fair value measurements for our securitization trusts, we believe the inclusion of an additional table similar to the one presented below would enhance our investors’ understanding of the rollforward of our securitization trusts as follows:

	TRUST ASSETS					TRUST LIABILITIES
	Lvl 3 FV	Lvl 3 FV	Lvl 3 FV	NRV		Lvl 3 FV	Lvl 3 FV
Valuation Basis	Investment securities available for sale	Securitized mortgage collateral	Derivative assets	Real estate owned	Total trust assets	Securitized mortgage borrowings	Derivative liabilities	Total trust liabilities	Long-term debt

Recorded book value @ 12/31/2008 (ties to 10-K)	2,068	5,894,424	37	599,084	6,495,613	(6,193,984)	(273,584)	(6,467,568)	(15,403)

Total Gains/(losses) included in earnings:
Interest income	109	957,103			957,212
Interest expense						(1,649,686)		(1,649,686)	(1,274)
Change in FV of net trust assets, excluding REO	3,540	27,804	109		31,453	254,007	(54,298)	199,709
Change in FV of long-term debt									765
Losses from REO - not @ FV but at net realizable value				(218,157)	(218,157)

Total gains (losses) included in earnings	3,649	984,907	109	(218,157)	770,508	(1,395,679)	(54,298)	(1,449,977)	(509)

Transfers in and/or out of level 3
Purchases issuances and settlements	(4,904)	(1,213,209)		(238,563)	(1,456,676)	1,929,798	201,279	2,131,077	6,139

Recorded book value @ 12/31/2009 (ties to 10-K)	813	5,666,122	146	142,364	5,809,445	(5,659,865)	(126,603)	(5,786,468)	(9,773)

We would propose inclusion of the table above in footnote Note B — Fair Value of Financial Instrument of our 2010 Form 10-K subsequent to the rollforwards of our recurring and non-recurring fair value measurements.

As noted above, because the assets and liabilities in the securitizations are non-recourse to the Company, the bondholders cannot look to the Company for repayment of their bonds in the event of a shortfall. Therefore, the Company’s own credit rating is not a factor used in the valuation of securitized mortgage borrowings.

•              Comment: Tell us how you incorporated a risk premium into your calculations of fair value in accordance with ASC Topics 820-10-35-51G and 820-10-55-8.

Response:  As discussed above, the Company incorporates an appropriate risk premium based on market-derived yields in the estimate of fair value of securitized mortgage collateral and securitized mortgage borrowings.

•                                          Comment: We note in your response that the changes in fair value of securities available for sale, securitized mortgage collateral and securities mortgage borrowings are due largely due to a decrease in the discount rate used in your internal valuations.  Explain to us how a decrease in the discount rate resulted in a gain on securitized mortgage borrowings of approximately $254 million.  It would appear that a decrease in discount rates would result in an increase in the fair value of the liability and a loss to the company.

Response: A decrease in discount rates (as a result of the adoption of FASB FSP 157-4 on April 1, 2009) did increase the fair value of securitized mortgage borrowings, which resulted in losses to the Company. However contemporaneously, there were offsetting changes in assumptions (increases in expected losses and changes in forward LIBOR ) which when combined with the decrease in discount rates resulted in a net gain on securitized mortgage borrowings of $254 million.

•                                          Comment: Explain to us in more detail the assumptions used in the calculation of fair value of securities mortgage collateral.  In your response, tell us the specific assumptions used and the methods used by management to determine that the assumptions were reasonable.

Response: Assumptions utilized in the calculation of our securitized mortgage collateral (as well as for our securitized mortgage borrowings) are discussed above in paragraphs 4 through 6 of our proposed additional disclosure in the MD&A section of our 2010 Form 10-K, and include estimated defaults, loss severity, forward interest rates (LIBOR) and prepayments. In addition, management’s process to determine whether the assumptions are reasonable is also discussed above.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5006.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair, Esq.

cc:           Todd R. Taylor, Impac Mortgage Holdings, Inc., Chief Financial Officer